

February 1, 2012

Via email
Irene Lin Bian
Financial and Accounting Officer
Acorn International, Inc.
18/F, 20th Building
487 Tianlin Road
Shanghai 200233
People's Republic of China

>   **Re: Acorn International, Inc.**
>   **Form 20-F for the fiscal year ended December 31, 2010**
>   **Filed April 27, 2011**
>   **Response dated January 13, 2012**
>   **File No. 1-33429**

Dear Mrs. Bian:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Item 7. Major Shareholders and Related Party Transactions, page 105

B. Related Party Transactions, page 105

1. We note your response to comment 1 in our letter dated December 29, 2011. Please revise your proposed disclosure to quantify the amount of fees that have been paid to Global Infomercial Services, Inc. under the exclusive partnership agreement.

<u>Item 15T. Controls and Procedures, page 120</u>

2. We read your response to comments 2, 3, and 8 in our letter dated December 29, 2011, and await the filing of the amended Form 20-F for the fiscal year ended December 31, 2010.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342 or Mara Ransom, Assistant Director, at (202) 551- 3264 if you have questions regarding any other comments. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief